Computation of Ratio of Earnings to Fixed Charges	Exhibit 12.1
(in millions, except ratios)

	Six Months Ended
	June 30, 2005				Years ended December 31,
	Pro forma		As reported		2004		2003		2002		2001		2000
Consolidated pre-tax income from continuing operations	$844.4		$847.8		$1,219.4		$897.5		$29.7		$283.0		$4.0
Interest expense	10.1		6.7		7.4		2.9		0.8		5.7		5.3
Interest portion of rental expense	4.1		4.1		5.3		7.3		11.7		24.0		30.6
Amortization of capitalized interest	1.0		1.0		1.8		1.6		1.6		1.7		1.5

Earnings	$859.6		$859.6		$1,233.9		$909.3		$43.8		$314.4		$41.4

Interest expense	$10.1		$6.7		$7.4		$2.9		$0.8		$5.7		$5.3
Capitalized interest	—		—		—		—		1.0		1.8		2.2
Interest portion of rental expense	4.1		4.1		5.3		7.3		11.7		24.0		30.6

Fixed charges	$14.2		$10.8		$12.7		$10.2		$13.5		$31.5		$38.1

Ratio of earnings to fixed charges	60.5	x	79.6	x	97.2	x	89.1	x	3.2	x	10.0	x	1.1	x

Footnote:

(1)	The pro forma ratio of earnings to fixed charges reflects the assumed repayment of $425 million of debt, and the related decrease in interest expense, and the issuance of $425 million of 2010 Senior Notes, and the related increase in interest expense, as of the beginning of the period presented.